Exhibit 99.6

Rule 438 Consent of Prospective Director

In accordance with Rule 438 promulgated under the Securities Act of 1933, as amended, I hereby consent to my being named in the Registration Statement on Form S-4 and all amendments (including post-effective amendments) thereto (the “Registration Statement”) filed by Discovery, Inc. with the Securities and Exchange Commission and any proxy statement or prospectus contained therein and any amendments or supplements thereto, as a person who is to become a director of Warner Bros. Discovery, Inc. at the effective time of the merger pursuant to the Agreement and Plan of Merger, dated as of May 17, 2021, by and among AT&T Inc., Magallanes, Inc., Discovery, Inc. and Drake Subsidiary, Inc., as it may be amended from time to time, and to the filing of this consent as an exhibit to the Registration Statement.

By:	/s/ Samuel A. Di Piazza, Jr.
Name:	Samuel A. Di Piazza, Jr.
Date:	March 18, 2022